# SEC Schedule 13D/A (Amendment No. 86) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Icahn Enterprises L.P., CIK 0000813762
CUSIP: 451100101
Title of class of securities: Depositary Units Representing Limited Partner Interests
Address of issuer's principal executive offices: 16690 COLLINS AVE,, PH-1, SUNNY ISLES BEACH, Florida (FL), 33160
Date of event which requires filing of this statement: 09/23/2026
Amends the filing with accession number 0001539497-26-001890
Filed by CIK 0000921669
Persons authorized to receive notices and communications: Jesse Lynn, Esq., 16690 Collins Avenue, Suite PH-1, Sunny Isles Beach, Florida (FL), 33160, (305) 422-4100

## Reporting persons
- CCI Onshore LLC (CIK 0001327741): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 140,783,739; shared voting power 0; sole dispositive power 140,783,739; shared dispositive power 0; aggregate amount beneficially owned 140,783,739 (18.74% of the class)
- Gascon Partners (CIK 0001315356): type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); member of a group; source of funds: other (OO); sole voting power 90,575,678; shared voting power 0; sole dispositive power 90,575,678; shared dispositive power 0; aggregate amount beneficially owned 90,575,678 (12.05% of the class)
- High Coast Limited Partnership (CIK 0000945612): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 330,183,150; shared voting power 140,783,739; sole dispositive power 330,183,150; shared dispositive power 140,783,739; aggregate amount beneficially owned 470,966,889 (62.67% of the class)
- Highcrest Investors LLC (CIK 0000928475): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 72,785,046; shared voting power 0; sole dispositive power 72,785,046; shared dispositive power 0; aggregate amount beneficially owned 72,785,046 (9.69% of the class)
- Thornwood Associates Limited Partnership (CIK 0001257325): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 24,596,924; shared voting power 0; sole dispositive power 24,596,924; shared dispositive power 0; aggregate amount beneficially owned 24,596,924 (3.27% of the class)
- Barberry Corp. (CIK 0000860851): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 24,596,924; sole dispositive power 0; shared dispositive power 24,596,924; aggregate amount beneficially owned 24,596,924 (3.27% of the class)
- Starfire Holding Corporation (CIK 0001008814): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 72,785,046; sole dispositive power 0; shared dispositive power 72,785,046; aggregate amount beneficially owned 72,785,046 (9.69% of the class)
- MODAL LLC (CIK 0001349835): type of reporting person: corporation (CO), other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 72,785,046; sole dispositive power 0; shared dispositive power 72,785,046; aggregate amount beneficially owned 72,785,046 (9.69% of the class)
- Little Meadow Corp. (CIK 0001044968): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 561,542,567; sole dispositive power 0; shared dispositive power 561,542,567; aggregate amount beneficially owned 561,542,567 (74.73% of the class)
- Carl C. Icahn (CIK 0000921669): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 658,924,537; sole dispositive power 0; shared dispositive power 658,924,537; aggregate amount beneficially owned 658,924,537 (87.69% of the class)

## Item 1. Security and Issuer
Title of class of securities: Depositary Units Representing Limited Partner Interests
Name of issuer: Icahn Enterprises L.P.
Address of issuer's principal executive offices: 16690 COLLINS AVE,, PH-1, SUNNY ISLES BEACH, Florida (FL), 33160
Comment: The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on September 24, 1990, as previously amended (the "Initial 13D"), is hereby further amended to furnish the additional information set forth in this Amendment No. 86 to the Initial 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons may be deemed to beneficially own, in the aggregate, 658,924,537 Depositary Units, representing approximately 87.69% of the Issuer's outstanding Depositary Units (based upon (i) the 710,915,093 Depositary Units stated to be outstanding as of August 4, 2026, by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 5, 2026, plus (ii) the 40,531,194 Depositary Units issued to the Reporting Persons by the Issuer on September 23, 2026, in connection with a regular quarterly distribution of Depositary Units by the Issuer).
Number of shares as to which each person has sole or shared power to vote or dispose:
CCI Onshore has sole voting power and sole dispositive power with respect to 140,783,739 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of High Coast, Little Meadow and Mr. Icahn (by virtue of their relationships to CCI Onshore) may be deemed to indirectly beneficially own the Depositary Units which CCI Onshore owns. Each of High Coast, Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Gascon has sole voting power and sole dispositive power with respect to 90,575,678 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Little Meadow and Mr. Icahn (by virtue of their relationships to Gascon) may be deemed to indirectly beneficially own the Depositary Units which Gascon owns. Each of Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

High Coast has sole voting power and sole dispositive power with respect to 330,183,150 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Little Meadow and Mr. Icahn (by virtue of their relationships to High Coast) may be deemed to indirectly beneficially own the Depositary Units which High Coast owns. Each of Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Highcrest has sole voting power and sole dispositive power with respect to 72,785,046 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Starfire, Modal LLC ("Modal"), which owns approximately 99.6% of Starfire and whose sole member is Mr. Icahn, and Mr. Icahn (by virtue of their relationships to Highcrest) may be deemed to indirectly beneficially own the Depositary Units which Highcrest owns. Each of Starfire, Modal and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Thornwood has sole voting power and sole dispositive power with respect to 24,596,924 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Barberry and Mr. Icahn (by virtue of their relationships to Thornwood) may be deemed to indirectly beneficially own the Depositary Units which Thornwood owns. Each of Barberry and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.
Transactions in the class effected during the past sixty days: Except for the acquisition of Depositary Units from the Issuer in connection with a quarterly dividend, none of the Reporting Persons effected any transactions in the Issuer's securities during the past sixty (60) days. On September 23, 2026, in connection with the quarterly dividend, CCI Onshore received 8,659,767 Depositary Units, Gascon received 5,571,413 Depositary Units, High Coast received 20,309,942 Depositary Units, Highcrest received 4,477,088 Depositary Units, and Thornwood received 1,512,984 Depositary Units.

## Signatures
- CCI Onshore LLC: /s/ Rowella Asuncion-Gumabong, Rowella Asuncion-Gumabong / Vice President (09/25/2026)
- Gascon Partners: /s/ Rowella Asuncion-Gumabong, Rowella Asuncion-Gumabong / Vice President (09/25/2026)
- High Coast Limited Partnership: /s/ Rowella Asuncion-Gumabong, Rowella Asuncion-Gumabong / Vice President (09/25/2026)
- Highcrest Investors LLC: /s/ Rowella Asuncion-Gumabong, Rowella Asuncion-Gumabong / Vice President (09/25/2026)
- Thornwood Associates Limited Partnership: /s/ Rowella Asuncion-Gumabong, Rowella Asuncion-Gumabong / Vice President (09/25/2026)
- Barberry Corp.: /s/ Rowella Asuncion-Gumabong, Rowella Asuncion-Gumabong / Vice President (09/25/2026)
- Starfire Holding Corporation: /s/ Rowella Asuncion-Gumabong, Rowella Asuncion-Gumabong / Vice President (09/25/2026)
- MODAL LLC: /s/ Jesse Lynn, Jesse Lynn / Vice President (09/25/2026)
- Little Meadow Corp.: /s/ Rowella Asuncion-Gumabong, Rowella Asuncion-Gumabong / Vice President (09/25/2026)
- Carl C. Icahn: /s/ Carl C. Icahn, CARL C. ICAHN (09/25/2026)